Exhibit 23.2

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

The undersigned firm of Independent Petroleum Engineers, of Casper, Wyoming, United States, knows that it is named as having prepared a constant dollar evaluation dated September 15, 2010 of the Montana interests of Magellan Petroleum Corporation, and hereby gives its consent to the use of its name and to the use of the said estimates.

Allen & Crouch Petroleum Engineers, Inc.

/s/ Richard L. Vine, PE
Richard L. Vine

September 16, 2010